

ANNUAL REPORT 2004

PATRICK INDUSTRIES, INC.

LETTER TO SHAREHOLDERS

The 2004 fiscal year was exciting for Patrick Industries, Inc. as well as being a year focused on developing and establishing a platform for future growth. Since assuming the position of President and Chief Executive Officer in April, 2004, our management team and I have been focused on redefining this platform that the Company will operate from which includes establishing a corporate culture concentrated on continuous improvement, the attainment of specific goals and positive returns, and maintaining the strength and financial stability which has both shielded the Company during difficult economic times and propelled it during growth periods. Amongst many other projects, we restructured the organization to provide more focus into the three key market sectors that we serve, we continued to make progress on our strategic initiatives, we consolidated our manufacturing operations in Elkhart into one 155,000 square foot complex, and we purchased a new Corporate office building in downtown Elkhart, Indiana.

From a financial perspective, we are pleased to report a return to profitability and the best operating results in the last five years. Net sales increased 10% from $274,682,000 in 2003 to $301,555,000 in 2004 and net income increased $656,000 from a loss of $55,000 in 2003 to income of $601,000 in 2004. Earning per share increased $.14 from a loss of $.01 per share in 2003 to earnings of $.13 per share in 2004. We continued with our ongoing focus on maintaining the integrity and strength of our balance sheet and in March 2005, we increased our credit facility through the addition of $15 million in fixed rate term debt to support our capital expenditure initiatives. Shareholders' Equity increased to $60,740,000, and book value per share was $12.80 at December 31, 2004 compared to a market price of $10.14.

The marketplace was filled with both challenges and opportunities in 2004 and all industry sectors that we serve were extremely competitive. The Manufactured Housing industry, which represents 41% of the Company's sales, remained stagnant for most of the year. While shipments finished the year relatively even with those in 2003, and at more than forty year lows, the fourth quarter began to show signs of improvement with monthly shipment increases in each of the last four months of 2004. Shipments in this industry have declined more than 62% from those attained in 1999, which was a record sales year for the Company. Limited access to financing and slow job growth continue to be an impediment to significant improvement in this industry. The Recreational Vehicle industry, which accounts for 31% of the Company's sales, continued its surge in unit shipments with 2004 levels being the second best in its history. The 2003 and 2004 combined unit shipments represent record levels to date for any given consecutive two-year period with positive demographic trends and growth in disposable incomes being major contributing factors to this success. While these record shipment figures are not expected to be sustainable, the long term prognosis for economic conditions in this industry appears to be positive. The Industrial and Other market sectors are, and will continue to be, strategic areas of focus for future growth and diversification for the Company. These markets make up the remaining 28% of the Company's sales and provide opportunities that are consistent with our core manufacturing capabilities and expertise. Sales levels to this particular market segment improved more than 10% from the previous year.

From an overall Company organization and structural perspective, we are proud of the changes that we have made over the last year and excited about the opportunities that lay ahead of us. While market conditions in the industries which we serve remain very competitive, our management team has been restructured and our operating centers have been upgraded with strategic capital investment to drive improved efficiencies and increased profitability. We have available capacity in all of our manufacturing and distribution centers to accommodate future growth, support our strategic initiatives, and grow our customer and revenue base. We remain committed to providing quality products and exceptional customer service, keeping costs aligned with revenues, teaming up with valued "business partners", and improving shareholder value. As we look ahead to the opportunities and challenges that are ahead of us, we would like to thank our shareholders, employees, customers, suppliers, and friends for your continued support, confidence, and belief in Patrick Industries, Inc.

Paul E. Hassler

Paul E. Hassler
President and Chief Executive Officer

THE COMPANY

Patrick Industries, Inc. is one of the leading manufacturers of building products and materials to the Manufactured Housing and Recreational Vehicle Industries in the United States and also supplies products to certain other Industrial markets, including kitchen cabinet, furniture, marine, architectural, and the automotive aftermarket. In addition, the Company is an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, and other related products. The Company operates 12 distribution centers and 15 manufacturing facilities coast to coast in 13 states.

SELECTED FINANCIAL DATA

As of or for the Year Ended December 31,

	2004	*2003*	*2002*	*2001*	*2000*
	(dollars in thousands, except per share amounts)				
Net sales	$301,555	$274,682	$308,755	$293,070	$361,620
Gross profit	35,880	32,183	39,193	34,012	41,905
Warehouse and delivery expenses	13,719	12,916	14,329	14,407	15,140
Selling, general, and administrative expenses	20,489	18,442	23,546	24,926	25,241
Impairment charges	—	—	—	2,834	6,937
Restructuring charges	—	235	269	423	718
Interest expense, net	671	680	891	962	1,224
Income taxes (credits)	400	(35)	63	(3,769)	(2,821)
Net income (loss)	601	(55)	95	(5,771)	(4,534)
Basic earnings (loss) per common share	.13	(.01)	.02	(1.28)	(0.89)
Diluted earnings (loss) per common share	.13	(.01)	.02	(1.28)	(0.89)
Weighted average common shares outstanding	4,704	4,601	4,547	4,524	5,118
Cash dividends, per common share	—	.04	.16	.16	.16
Working capital	28,770	35,635	38,566	39,082	41,416
Total assets	92,375	81,142	86,466	91,970	102,520
Long-term debt	4,100	7,771	11,443	15,114	18,786
Shareholders' equity	60,740	59,248	59,279	59,504	66,250

SENIOR MANAGEMENT

Paul E. Hassler
President and Chief Executive Officer

Andy L. Nemeth
Executive Vice President - Finance Secretary -Treasurer and Chief Financial Officer

Gregory J. Scharnott
Executive Vice President - Operations and Distribution

Gregory G. Lee
Vice President - Manufactured Housing and Recreational Vehicle Sales & Marketing

John A. Schramm
Vice President - Industrial Sales & Marketing

BOARD OF DIRECTORS

Terrence D. Brennan
Retired President & CEO, NBD Bank, Elkhart, Indiana 1973-1997.
Director since 1999

Keith V. Kankel
Retired Interim President & CEO, Vice President-Finance & Secretary-Treasurer of the Company.
Director since 1977

David D. Lung
Former President and Chief Executive Officer of the Company.
Director since 1977

Mervin D. Lung
Chairman Emeritus.
Director since 1961

John H. McDermott
Of counsel to the law firm McDermott, Will & Emery.
Director since 1969

Larry D. Renbarger
Retired CEO of Shelter Components in 1998.
Director since 2002

Robert C. Timmins
Retired Vice President and Director of a Musical Instruments Company.
Director since 1987

Walter E. Wells
Retired President and CEO of Schult Homes Corporation.
Director since 2001

Harold E. Wyland
Retired Vice President - Sales of the Company.
Director since 1989

SHAREHOLDER INFORMATION

Corporate Offices
Patrick Industries, Inc.
107 W. Franklin Street
P.O. Box 638
Elkhart, IN 46515
(574) 294-7511
www.patrickind.com

Transfer Agent & Registrar
National City Bank
Department 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
1-800-622-6757
email: shareholder.inquiries@nationalcity.com
www.nationalcitystocktransfer.com

Investor Relations
Andy L. Nemeth
Executive Vice President - Finance
Secretary-Treasurer and Chief Financial Officer
(574) 294-7511
nemetha@patrickind.com

Independent Accounting Firm
McGladrey & Pullen, L.L.P.
121 W. Franklin Street
Elkhart, IN 46516
www.mcgladrey.com

Stock Information
Symbol: PATK
NASDAQ National Market

INVESTOR INFORMATION



NET SALES*
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2004 2003 2002 2001 2000



EBITDA*
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2004 2003 2002 2001 2000



WORKING CAPITAL*
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2004 2003 2002 2001 2000



EQUITY PER SHARE
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$0.00
2004 2003 2002 2001 2000



DEBT TO EQUITY
.80
.70
.60
.50
.40
.30
.20
.10
.0
2004 2003 2002 2001 2000



STOCK PRICE
AT DECEMBER 31ST
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
2004 2003 2002 2001 2000

Year	Current Ratio	Net Income (Loss)*	Basic Earnings (Loss) Per Share	Dividends Per Share
2004	2.2	$601	$0.13	$0.00
2003	4.1	(55)	(0.01)	0.04
2002	4.0	95	0.02	0.16
2001	3.6	(5,771)	(1.28)	0.16
2000	3.9	(4,534)	(0.89)	0.16

Year	Days Sales Outstanding in Receivables**	Inventory Turns Per Year**	Percent Return On Assets	Percent Return On Equity
2004	23.9	8.5	0.7	1.0
2003	21.5	8.3	0.0	0.0
2002	21.7	8.6	0.1	0.2
2001	22.8	8.3	-6.3	-9.7
2000	21.5	7.9	-4.4	-6.8

*In thousands **Based on average balances throughout the year

Patrick Industries, Inc. quarterly earnings statements and all other press releases are available, for those with internet capabilities, through PR Newswire Company, as well as our own internet web site. For a menu of Patrick's news releases or to retrieve a specific release, access HTTP://www.prnewswire.com on the internet. The Company's own internet address is HTTP://www.patrickind.com. The Company's common stock trades on the Nasdaq Stock Market[SM] under the symbol PATK.

A copy of the Annual Report Form 10-K as filed with the Securities and Exchange Commission will be furnished to shareholders without charge upon written request to the Secretary of the Company.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2004 or
[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange** Act **of 1934**

Commission file Number 0-3922
PATRICK INDUSTRIES, INC.
(Exact name of Company as specified in its charter)

Indiana	35-1057796
(State or other jurisdiction of incorporation or organization)	(IRS Employer identification No.)

1800 South 14th Street, P.O. Box 638, Elkhart, Indiana	46515
(Address of principal executive offices)	(ZIP code)

Company's telephone number, including area code: (574) 294-7511

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, WITHOUT PAR VALUE
PREFERRED SHARE PURCHASE RIGHTS
(Title of each class)

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ________

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K [ ]

Indicate by check mark whether the registrant is an accelerated filer. YES______ NO __X__

The aggregate market value of the voting stock held by non-affiliates of the Company on June 30, 2004 (based upon the closing price on NASDAQ and an estimate that 78.7% of the shares are owned by non-affiliates) was $36,326,238. The closing market price was $9.80 on that day and 4,709,986 shares of the Company's common stock were outstanding.

As of March 16, 2005 there were 4,748,198 shares of the Company's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on May 12, 2005 are incorporated by reference into Parts III of this Form 10-K.

PART I

ITEM 1. BUSINESS

The Company is a leading manufacturer and supplier of building products and materials to the Manufactured Housing and Recreational Vehicle industries. In addition, the Company is a supplier to certain other Industrial markets, such as kitchen cabinet, furniture manufacturing, marine, architectural, and the automotive aftermarket. The Company manufactures decorative vinyl and paper panels, wrapped mouldings, cabinet doors, electronic desks, countertops, aluminum extrusions, drawer sides, adhesives, and laminating machines. The Company is also an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products.

The Company has a nationwide network of distribution centers for its products, thereby reducing intransit delivery time and cost to the regional manufacturing plants of its customers. The Company believes that it is one of the few suppliers to the Manufactured Housing and Recreational Vehicle industries that have such a nationwide network. The Company maintains three manufacturing plants and a distribution facility near its principal offices in Elkhart, Indiana, and operates eleven other warehouse and distribution centers and twelve other manufacturing plants in twelve other states.

Strategy

The Company has developed strong working relationships with its customers and has oriented its business and expansion to the needs of these customers. These customers include all of the larger Manufactured Housing and Recreational Vehicle manufacturers. The Company's customers generally demand high quality standards and a high degree of flexibility from their suppliers. The result has been that the Company focuses on maintaining and improving the quality of its manufactured products, and has developed a nationwide manufacturing and distribution presence in response to its customers' need for flexibility. As the Company explores new markets and industries, it believes that this nationwide network provides it with a strong foundation for future growth.

In both 2004 and 2003, approximately 41% of the Company's sales are to the Manufactured Housing industry, 31% to the Recreational Vehicle industry, and 28% to other industries. The Manufactured Housing and Recreational Vehicle industries are characterized by price sensitivity, cyclical demand and production, small order quantities, and short lead times. The Industrial and other markets, while similar in some aspects, are characterized by longer production runs and quality customer service.

Management has identified several operating strategies, including the following:

Diversification into Other Industrial Markets

While the Company continually seeks to improve its position as a leading supplier to the Manufactured Housing and Recreational Vehicle industries, it is also seeking to expand its product lines into other Industrial markets. Many of the Company's products, such as countertops, cabinet doors, laminated panels, and shelving, have applications in the furniture and cabinetry markets. In addition, the manufacturing processes for the Company's aluminum extrusions are easily applied to the production of products for the marine, automotive and truck accessories markets and aftermarkets, and many other markets. The Company's adhesives are produced for almost all industrial applications.

Because order size from these additional industries tends to be for larger numbers of units, the Company enjoys better production efficiencies for these orders. The Company believes that diversification into other industrial markets will reduce its vulnerability to the cyclical nature of the Manufactured Housing and

Recreational Vehicle industries. In addition, the Company believes that its nationwide manufacturing and distribution capabilities enable it to position itself for product expansion and effective customer service.

Utilization of Manufacturing Capacity

In the last 5 years, the Company has invested approximately $25.7 million to upgrade existing facilities and equipment and to purchase manufacturing and distribution facilities for its laminated paneling products, industrial adhesives, cabinet doors, and furniture components. The capacity created by these investments has enabled the Company to accommodate future growth in the Company's product lines and markets.

Strategic Acquisitions and Expansion

The Company supplies a broad variety of building material products and, with its nationwide manufacturing and distribution capabilities, is well-positioned for the introduction of new products. The Company, from time to time, considers the acquisition of additional product lines, facilities, or other assets to complement or expand its existing business.

In March, 2004, the Company purchased a new building complex in Elkhart, Indiana for the consolidation of its manufacturing operations in that area. This acquisition should provide opportunities for improved efficiencies and capacity for future growth both in manufacturing and distribution operations.

Restructuring and Impairment

In the 2003 and 2002 the Company incurred restructuring charges of $0.5 million related to the closing, consolidation, and relocation of two manufacturing divisions in two states. The charges included severance payments, write-down of obsolete inventories, equipment relocation, and future rental commitments related to closed facilities. These strategic initiatives were done to eliminate duplication of efforts, close negative performing operations, and increase volume levels at other locations. The majority of cost savings related to these plans was realized in 2003 and 2004, and will continue to be realized in future years.

Business Segments

The Company's operations through December 31, 2004 comprise three reportable segments. Information related to those segments is contained in "Note 14-Segment Information" appearing in the financial statements included herein as noted in the index appearing under Item 15(a)(1) and (2).

Principal Products

The Company distributes pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, vinyl and hardwood flooring, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products. Through its manufacturing divisions, the Company manufactures decorative vinyl and paper panels, wrapped mouldings, cabinet doors, kitchen cabinets, countertops, aluminum extrusions, drawer sides, adhesives, and laminating machines. In conjunction with its manufacturing capabilities, the Company also provides value added processes including custom fabrication, edge-banding, drilling, and cut to size capabilities.

Pre-finished wall panels contributed 36.0%, 39.6%, and 36.5% of total sales for the years ended December 31, 2004, 2003, and 2002, respectively.

The Company has no material patents, licenses, franchises, or concessions and does not conduct significant research and development activities.

Manufacturing Processes and Operations

The Company's laminating facilities utilize various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products, including vinyl, paper, foil, and high pressure laminate. Laminated products are used in the production of furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

The Company's Metals division produces aluminum extrusions for framing and window applications. In addition, this division makes extrusions for stadium seating, awnings, rapid rollup doors, framing for display cases, accessories and parts for recreational vehicles, trucks, vans, and automobiles, marine industry products, and other construction-related materials.

The Company manufactures two distinct cabinet door product lines. One product line is manufactured from raw lumber using solid oak and other hardwood materials. The Company's other line of doors is made of laminated fiberboard. The Company's doors are sold mainly to the Manufactured Housing and Recreational Vehicle industries. The Company also markets to the cabinet manufacturers and "ready-to-assemble" furniture manufacturers.

The Company's adhesive division, which supplies adhesives used in most of the Company's manufacturing processes and to outside Industrial customers, uses a process of mixing non-toxic, non-hazardous chemicals with water to produce adhesives sold in tubes, pails, barrels, totes, and rail tank cars.

Markets

The Company is engaged in the manufacturing and distribution of building products and material for use primarily by the Manufactured Housing and Recreational Vehicle industries, and other Industrial markets.

Manufactured Housing

The Manufactured Housing industry has historically served as a more affordable alternative to the home buyer. Because of the relatively lower cost of construction as compared to site-built homes, manufactured homes traditionally have been one of the principal means for first-time home buyers to overcome the obstacles of large down payments and higher monthly mortgage payments. Manufactured housing also presents an affordable alternative to site-built homes for retirees and others desiring a lifestyle in which home ownership is less burdensome than in the case of site-built homes. The increase in square footage of living space in manufactured homes created by multi-sectional models has made them more attractive to a larger segment of home buyers.

Manufactured homes are built in accordance with national, state, and local building codes. Manufactured homes are factory-built and transported to a site where they are installed, often permanently. Some manufactured homes have design limitations imposed by the constraints of efficient production and over-the-road transit. Delivery expense limits the effective competitive shipping range of the manufactured homes to approximately 400 to 600 miles.

Modular homes, which are a component of the manufactured housing industry, are factory built homes that are built in sections and transported to the site for installation. These homes are generally set on a foundation and are subject to land/home financing conditions. These units in recent years have been gaining in popularity due to their aesthetic similarity to site-built homes and their relatively less expensive cost, as well as their less restrictive access to financing when compared to the chattel lending market.

The Manufactured Housing industry is cyclical and is affected by the availability of alternative housing, such as apartments, town houses, and condominiums. In addition, interest rates, availability of financing, regional population, employment trends, and general regional economic conditions affect the sale of manufactured homes. From a trend perspective, the five year period from 2000 through the end of 2004 has been very difficult for the industry with shipment levels at more than forty year lows. The most recent cyclical downturn began in 1999 and has continued through 2004 where the Industry has seen an approximate 65% decline in unit shipments since 1998. The last industry downturn was reported by the Manufactured Housing Institute during the four-year period ended December 31, 1991 where shipments of manufactured homes declined 26.6% to a total of approximately 171,000 units nationally.

These cycles have a historic precedent. The Company believes that the factors responsible for the national decline prior to 1992 included weakness in the manufacturing, agricultural, and, in particular, oil industry sectors. These industry sectors have historically provided a significant portion of the Manufactured Housing industry's customer base. Additionally, high vacancy rates in apartments, high levels of repossession inventories, and over-built housing markets in certain regions of the country resulted in fewer sales of new manufactured homes in the past. Changes in these market characteristics had caused the manufactured housing cycle to change positively until 1999. Beginning in mid-1999 and continuing through 2004, the Manufactured Housing industry has had to contend with increased repossessed inventory levels, credit requirements that became more stringent, and a reduction in availability of lenders for both retail and dealers. As a result, the industry has experienced five consecutive years of decline in the number of industry shipments with 2003 and 2004 finishing at levels which were almost 62% lower than those experienced in 1999. There is speculation that the coming year will provide an increase of approximately 5% to 10% in unit shipments from the 2004 levels which is supported by the industry showing positive monthly increases in shipments beginning in September, 2004 and continuing through January, 2005. Some of these shipment increases can be attributed to the FEMA units that were shipped as a result of the Hurricanes in the Southeast in the third and fourth quarters of 2004. Repossessed inventory levels have been reduced to a manageable level. However, the availability of financing and access to the asset-backed securities market is still restricted. Additionally, employment growth and an increase in interest rates are needed to enable more balanced demand, thus resulting in the potential for increased production and shipment levels.

Manufactured Housing Shipments:

1990 - 188,200
1991 - 170,700
1992 - 210,800
1993 - 254,300
1994 - 303,900
1995 - 339,600
1996 - 363,400
1997 - 353,400
1998 - 372,800
1999 - 348,700
2000 - 250,600
2001 - 193,200
2002 - 168,500
2003 - 130,900
2004 - 130,800

Recreational Vehicles

The Recreational Vehicle industry has been characterized by cycles of growth and contraction in consumer demand reflecting prevailing general economic conditions which affect disposable income for leisure time activities. Fluctuations in interest rates, consumer confidence, and concerns about the availability and price of gasoline, in the past, have had an adverse impact on recreational vehicle sales. Recently the industry has been characterized by increased demand as a result of continued growth in disposable incomes, low inflation, low interest rates, and renewed growth in employment. Long term trends point to market growth because of favorable demographics.

Recreational vehicle classifications are based upon standards established by the Recreational Vehicle Industry Association. The principal types of recreational vehicles include conventional travel trailers, folding camping trailers, fifth wheel trailers, motor homes, and van conversions. These recreational vehicles are distinct from mobile homes, which are manufactured houses designed for permanent and semi-permanent residential dwelling.

Conventional travel trailers and folding camping trailers are non-motorized vehicles designed to be towed by passenger automobiles, pick-up trucks, or vans. They provide comfortable, self-contained living facilities for short periods of time. Conventional travel trailers and folding camping trailers are towed by means of a frame hitch attached to the towing vehicle. Fifth wheel trailers, designed to be towed by pick-up trucks, are constructed with a raised forward section that is attached to the bed area of the pick-up truck. This allows for a bi-level floor plan and more living space than a conventional travel trailer.

A motor home is a self-powered vehicle built on a motor vehicle chassis. The interior typically includes a driver's area, kitchen, bathroom, dining, and sleeping areas. Motor homes are self-contained with their own lighting, heating, cooking, refrigeration, sewage holding, and water storage facilities. Although they are not designed for permanent or semi-permanent living, motor homes do provide comfortable living facilities for short periods of time.

Sales of recreational vehicle products have been cyclical. Shortages of motor vehicle fuels and significant increases in fuel prices have had a material adverse effect on the market for recreational vehicles in the past, and could adversely affect demand in the future. The Recreational Vehicle industry is also affected by the availability and terms of financing to dealers and retail purchasers. Substantial increases in interest rates and decreases in the general availability of credit have had a negative impact upon the industry in the past and may do so in the future. Recession and lack of consumer confidence generally results in a decrease in the sale of leisure time products such as recreational vehicles.

The period beginning in 1999 and continuing through 2004 resulted in five out of the six years with shipment levels over 300,000 units. In 1999, the Industry shipped 321,200 units. Increased gasoline prices and uncertainty with regards to the economy resulted in shipment declines over the next two years of more than 20%. The industry rebounded in 2002, and that rebound continued through 2004, due to improved consumer confidence, depleted dealer inventories, lower interest rates, and a fear of flying after the September 11, 2001 terrorist attacks. Shipment levels in 2003 improved yet again almost to the 1999 levels and 2004 shipments levels are at near all time highs.

Recreational Vehicle Shipments:

1990 - 173,100
1991 - 163,300
1992 - 203,400
1993 - 227,800
1994 - 259,200
1995 - 247,000
1996 - 247,500
1997 - 254,500
1998 - 292,700
1999 - 321,200
2000 - 300,100
2001 - 256,800
2002 - 311,000
2003 - 320,800
2004 - 370,100

Other Markets

Many of the Company's products, such as its countertops, laminated panels, cabinet doors, and shelving, may be utilized in the furniture and cabinetry markets. The Company's aluminum extrusion process is easily applied to the production of accessories and parts for recreational vehicles, trucks, vans, and automobiles, as well as architectural and certain other building products. The Company's adhesives are marketed in many Industrial adhesive markets.

While demand in these industries also fluctuates with general economic cycles, the Company believes that these cycles are less severe than those in the Manufactured Housing and Recreational Vehicle industries. As a result, the Company believes that diversification into other industrial markets will reduce its reliance on the markets it has traditionally served and will mitigate the impact of their historical cyclical patterns on its operating results.

Marketing and Distribution

The Company's sales are to Manufactured Housing and Recreational Vehicle manufacturers and other building products manufacturers. The Company has approximately 2,000 customers. The Company has three customers, who together accounted for approximately 26% of the Company's total sales in 2004 and 2003. Ten other customers collectively accounted for approximately 21% of 2004 sales. The Company believes it has good relationships with its customers.

Products for distribution are purchased in carload or truckload quantities, warehoused, and then sold and delivered by the Company. Approximately 43% of the Company's distribution segment products are shipped directly from the suppliers to the customers. The Company typically experiences a two to four week delay between issuing its purchase orders and delivering of products to the Company's warehouses or customers. The Company's customers do not maintain long-term supply contracts, and therefore the Company must bear the risk of accurate advance estimation of customer orders. The Company maintains a substantial inventory to satisfy these orders. The Company has no significant backlog of orders.

The Company operates twelve warehouse and distribution centers and fifteen manufacturing plants located in Alabama, Arizona, California, Florida, Georgia, Indiana, Kansas, Minnesota, Nevada, North Carolina, Oregon, Pennsylvania, and Texas. Through the use of these facilities, the Company is able to minimize its in-transit delivery time and cost to the regional manufacturing plants of its customers.

Suppliers

During the year ended December 31, 2004, the Company purchased approximately 68% of its raw materials and distributed products from twenty different suppliers. The five largest suppliers accounted for approximately 42% of the Company's purchases. Materials are primarily commodity products, such as lauan, gypsum, aluminum, particleboard, and other lumber products which are available from many suppliers. Alternate sources of supply are available for all of the Company's major materials.

Competition

The Manufactured Housing and Recreational Vehicle industries are highly competitive with low barriers to entry. This level of competition carries through to the suppliers to these industries. Competition is based primarily on price, product features, quality, and service. The Company has several competitors in each of its classes of products. Some manufacturers and suppliers of materials purchased by the Company also compete with it and sell directly to the same industries. Most of the Company's competitors compete with the Company on a regional basis. In order for a competitor to compete with the Company on a national basis, the Company believes that a substantial capital commitment and experienced personnel would be required. The other Industrial markets in which the Company continues to expand are also highly competitive.

Employees

As of December 31, 2004, the Company had 1,114 employees of which 914 employees were engaged directly in production, warehousing, and delivery operations; 49 in sales; and 151 in office and administrative activities. There are three manufacturing plants and one distribution center covered by collective bargaining agreements. The Company considers its relationships with its employees to be good.

The Company provides retirement, group life, hospitalization, and major medical plans under which the employee pays a portion of the cost.

Executive Officers of the Company

The following table sets forth the executive officers of the Company, as of December 31, 2004:

Name	Position
Paul E. Hassler	President and Chief Executive Officer
Andy L. Nemeth	Executive Vice President of Finance, Secretary-Treasurer and Chief Financial Officer
Gregory J. Scharnott	Executive Vice President of Operations and Distribution

Paul E. Hassler (age 57) assumed the position of President and Chief Executive Officer April 5, 2004. Prior to that, Mr. Hassler held the position of Vice President Operations and Distribution - West from December, 2003 through the first quarter of 2004, General Manager of California Operations from 1986 to 1994 and Executive Director of West Coast Operations from 1994 to 2003. Mr. Hassler has over 33 years of Manufactured Housing, Recreational Vehicle, and Industrial experience in various capacities.

Andy L. Nemeth (age 36) was elected Executive Vice President of Finance, Chief Financial Officer, and Secretary-Treasurer as of May, 2004. Prior to that, Mr. Nemeth was Vice President-Finance, Chief Financial Officer, and Secretary-Treasurer from May, 2003 to April, 2004 and Secretary-Treasurer from July, 2002 to May, 2003. Mr. Nemeth was a Division Controller from May, 1996 to July, 2002 and prior to that, he spent five years in public accounting with Coopers & Lybrand (now Pricewaterhouse Coopers).

Gregory J. Scharnott (age 55) was elected Executive Vice President of Operations and Distribution as of May, 2004. Mr. Scharnott was Vice President Operations and Distribution - East as of December, 2003, and prior to that, Mr. Scharnott was Executive Director of Midwest Operations from February, 2001 to June, 2002 and Vice President of Operations from June, 2002 to December, 2003. Mr. Scharnott has over 26 years of manufacturing management experience, including 20 years with the General Electric Company.

Website Access to Company Reports

We make available free of charge through our website, www.patrickind.com, (1) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission and (2) the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee charters, our Corporate Governance Guidelines, and our Corporate Compliance and Code of Ethics Policy. Our internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES AND EQUIPMENT

As of December 31, 2004, the Company maintained the following warehouse, manufacturing and distribution facilities:

Location	Use	Area Sq. Ft.	Ownership or Lease Arrangement
Elkhart, IN	Manufacturing(3)	40,400	Leased to 2005
Elkhart, IN	Distribution(1)	133,600	Owned
Elkhart, IN	Manufacturing (2)	181,700	Owned
Elkhart, IN	Admin. Offices	10,000	Leased to 2006
Elkhart, IN	Admin. Offices	35,000	Owned
Mishawaka, IN	Manufacturing(4)	191,000	Owned, Subject to Mortgage
Decatur, AL	Distribution(1)	30,000	Leased to 2005
Decatur, AL	Distribution (1)	30,000	Leased to 2005
Decatur, AL	Manufacturing(2)	35,000	Owned
Decatur, AL	Manufacturing(2)(4)	59,000	Owned
Valdosta, GA	Distribution(1)	30,800	Owned
New London, NC	Mfg. & Dist.(1)(2)	163,200	Owned, Subject to Mortgage
Halstead, KS	Distribution(1)	36,000	Owned
Waco, TX	Mfg. & Dist.(1)(2)	105,600	Leased to 2005
Waco, TX	Manufacturing(2)	21,000	Leased to 2005
Mt. Joy, PA	Distribution(1)(2)	32,800	Owned
Mt. Joy, PA	Manufacturing(2)	55,700	Owned
Ocala, FL	Manufacturing(2)	55,500	Owned
Fontana, CA	Mfg. & Dist.(1)(2)	110,000	Owned
Fontana, CA	Manufacturing(2)	71,800	Owned
Fontana, CA	Manufacturing(2)	32,000	Leased to 2006
Fontana, CA	Distribution(1)	11,300	Leased to 2005
Woodland, CA	Distribution (1)	17,200	Leased to 2005
Phoenix, AZ	Manufacturing (2)	44,545	Leased to 2007
Woodburn, OR	Mfg. & Dist.(1,2,3)	153,000	Owned, Subject to Mortgage
Boulder City, NV	Manufacturing(4)	24,700	Leased to 2006

(1) Distribution center
(2) Vinyl/paper/foil laminating
(3) Cabinet doors and other wood related
(4) Aluminum, adhesives, and other

Additionally, the Company owns a 30,900 square foot building in Elkhart, IN which is currently for sale. During 2004, the Company sold its corporate office complex which included approximately 15,000 square feet of office space and approximately 109,000 square feet of manufacturing/distribution space. This property was sold and leased back to the Company for a period that will end when the Company moves its headquarters to the new office building in Elkhart, Indiana. This move is expected to take place in the second quarter of 2005. In March, 2004 the Company purchased a 155,000 square foot building complex in Elkhart, Indiana for the consolidation of several of the above Elkhart manufacturing operations. As of December 31, 2004, the Company owned or leased 31 trucks, 39 tractors, 75 trailers, 138 forklifts, and 1 automobile. All owned and leased facilities and equipment are in good condition and well maintained.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, currently pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on The NASDAQ Stock Market[SM] under the symbol PATK. The high and low trade prices of the Company's common stock as reported on NASDAQ/NMS for each quarterly period during the last three years were as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004	$10.000 - $ 8.130	$12.700 - $ 9.500	$12.200 - $ 9.550	$11.720 - $ 8.590
2003	$ 7.640 - $ 6.490	$ 6.690 - $ 6.330	$ 6.860 - $ 6.330	$ 8.850 - $ 6.840
2002	$ 9.944 - $ 7.059	$10.000 - $ 8.050	$ 9.000 - $ 6.760	$ 7.999 - $ 5.440

The quotations represent prices between dealers, do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

There were approximately 500 holders of the Company's common stock as of March 16, 2005 as taken from the transfer agent's shareholder listing. It is estimated that there are approximately 2,000 holders of the Company's common stock held in street name.

The Company declared a first time regular quarterly dividend of $.04 per common share starting June 30, 1995 and continued it through the first quarter of 2003. The Board of Directors decided to suspend the quarterly dividend in the second quarter of 2003 due to industry conditions. Any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, and such other factors as the Board of Directors deems relevant.

During the fourth quarter of 2004, the Company did not repurchase any of its common stock.

The following table presents the number of shares and weighted average exercise price of equity compensation plans that have been approved by the security holders.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	248,650	$8.12	325,968
Equity compensation plans not approved by security holders	0	N/A	0
Total	248,650	$8.12	325,968

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data for each of the five years set forth below has been derived from financial statements audited by McGladrey & Pullen, LLP, independent certified public accountants, certain of which have been included elsewhere herein. The following data should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein:

	As of or for the Year Ended December 31, (dollars in thousands, except per share amounts)				
	2004	2003	2002	2001	2000
Net sales	$301,555	$274,682	$308,755	$293,070	$361,620
Gross profit	35,880	32,183	39,193	34,012	41,905
Warehouse and delivery expenses	13,719	12,916	14,329	14,407	15,140
Selling, general, and administrative expenses	20,489	18,442	23,546	24,926	25,241
Impairment charges	---	---	---	2,834	6,937
Restructuring charges	---	235	269	423	718
Interest expense, net	671	680	891	962	1,224
Income taxes (credits)	400	(35)	63	(3,769)	(2,821)
Net income (loss)	601	(55)	95	(5,771)	(4,534)
Basic earnings (loss) per common share	.13	(.01)	.02	(1.28)	(0.89)
Diluted earnings (loss) per common share	.13	(.01)	.02	(1.28)	(0.89)
Weighted average common shares outstanding	4,704	4,601	4,547	4,524	5,118
Cash dividends, per common share	---	.04	.16	.16	.16
Working capital	28,770	35,635	38,566	39,082	41,416
Total assets	92,375	81,142	86,466	91,970	102,520
Long-term debt	4,100	7,771	11,443	15,114	18,786
Shareholders' equity	60,740	59,248	59,279	59,504	66,250

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

After coming off a close to "break-even" year in 2003, fiscal 2004 was a year with many accomplishments, changes, and challenges at Patrick Industries. Market conditions remained very competitive with a near record year in Recreational Vehicle shipments and a Manufactured Housing industry that continued to stagnate. Additionally, there continued to be an overall economic uncertainty caused by the November, 2004 Presidential elections, the unstable political situation in the Middle East, continued low interest rates, and record high gas prices. Raw material price increases in the products that the Company utilizes and supplies were prevalent in the marketplace and were caused by significant economic production overseas and a strong residential housing market in the United States. The Company elected a new President in April, 2004, restructured the organization to provide increased focus and penetration into its three key market sectors, and returned to profitability. Net sales declined in the first quarter by approximately 2.3% and then showed growth in each of the following three quarters with increases of 10.8%, 14.2% and 16.3% for the second, third, and fourth quarters of 2004, respectively. Year over year sales growth was approximately 9.8% and earnings per share increased $0.14 per share, from a loss in 2003 of $0.01 per share to income of $0.13 per share in 2004. The 2004 operating results include offsetting adjustments related to the write-off of receivables and the gain on life insurance compared to the 2003 operating results which include positive adjustments of approximately $0.16 per share related to gain on disposal of property and equipment and increases to cash surrender value of life insurance policies.

The Manufactured Housing industry, which represents approximately 41% of the Company's 2004 sales, continued to experience trials and tribulations with shipments slightly less than in 2003, and at the lowest levels in forty-three years. Shipment levels began to increase at the end of the third quarter and have continued to show monthly increases through January, 2005. Some of these increases were supported by the increased production of FEMA units related to the Hurricanes which occurred in the Southeast in the 2004 third and fourth quarters. Final 2004 shipments were approximately 130,800 compared to 130,900 in 2003. Shipment levels continued to be affected by slow jobs growth, lack of significant dealer and retail financing, and restricted access to the Asset Backed Securities Market. Repossessed inventories have declined from the previous year, while Modular inventory per sales center has increased from the previous year. Many of the manufacturers are concentrating their efforts on the modular sector of the market where land/home financing is more readily available and comparable with traditional residential housing terms. The Modular home production, as a percentage of factory built homes, has increased over the past two years up from approximately 17% in 2002 to approximately 22% in 2003 and 24% in 2004. Year over year Modular shipments increased almost 13% from the 2003 levels. This shift towards Modular units has and will continue to result in less demand as specified for the Company's laminated wallboard and an increase in specified demand for the raw gypsum wallboard supplied by the Company's distribution centers. Preliminary Manufactured Home shipment estimates for 2005 have been set at approximately 150,000 units, which represent an increase of approximately 15% over the 2004 shipment levels.

The Recreational Vehicle industry, which represents approximately 31% of the Company's 2004 sales, continued to improve and produced the second highest shipment levels in over 25 years. 2004 shipments were 370,100 units, or 15.4%, better than the 320,800 units shipped in 2003. The current 2005 shipment forecast is expected to be approximately 353,000 units and would make 2004 and 2005 the two highest consecutive volume years ever. Recreational Vehicle unit shipments have been over 300,000 in four out of the last five years. Growth in disposable incomes, low inflation, historically low interest rates, increased employment and consumer confidence, and shifting demographic trends are factors that point towards a positive economic outlook for this industry as we head into 2005. The record high gasoline prices have not had a significant adverse impact on this industry to date; however, future price increases and the availability of supply could negatively impact this industry in the future.

The Industrial and Other markets, which represent 28% of the Company's 2004 sales, continue to be an area of strategic focus for the Company and an opportunity for future growth. The Company's sales to these markets increased more than 10% from 2003. These markets are characterized by longer production runs and increased operating efficiencies which result in improved profit margins. While the Industrial and Other markets are broad in scope, the products that the Company manufactures and distributes to this particular market sector complement the Company's core competencies and manufacturing capabilities.

Over the past two years, and continuing on and through 2005, the Company has focused its investment in personnel, machinery and equipment, and facilities to achieve and support future growth. The Company's operations have available capacity to take on additional business and increase market share in all of the regions which they serve, as well as to expand into other geographic areas. The Company has continued its focus to keep operating costs aligned with revenues and maintain the strength of its balance sheet. In March, 2005, the Company added an additional $15.0 million in term debt to its credit facility to support these strategic initiatives and free up working capital in anticipation of future growth. Going forward, the Company looks to capitalize on its resources as well as explore and execute future acquisition opportunities in order to drive future growth and improve profitability.

The following table sets forth the percentage relationship to net sales of certain items in the Company's statements of operations:

	Year Ended December 31,		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	88.1	88.3	87.3
Gross profit	11.9	11.7	12.7
Warehouse and delivery	4.5	4.7	4.7
Selling, general and administrative	6.8	6.7	7.6
Impairment charges	- -	- -	- -
Restructuring charges	- -	0.1	0.1
Operating income	0.6	0.2	0.3
Net income	0.2	0.0	0.0

RESULTS OF CONSOLIDATED OPERATIONS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. Net sales increased $26.9 million, or 9.8%, from $274.7 million in 2003 to $301.6 million in 2004. The increase is attributable to increased raw material prices which were passed on to customers, increased market share in the Manufactured Housing industry in spite of its stagnant shipment levels, increased shipment levels in the Recreational Vehicle industry of more than 15%, and increased penetration into the Industrial and Other markets. The Company's sales were 41% Manufactured Housing, 31% Recreational Vehicle, and 28% to the Industrial and Other markets in both 2004 and 2003.

Gross Profit. Gross profit increased $3.7 million, or 11.5%, from $32.2 million in 2003 to $35.9 million in 2004. As a percentage of net sales, gross profit increased 0.2%, from 11.7% in 2003 to 11.9% in 2004. The increase in dollars is attributable to increased sales. The increase as a percentage of net sales is primarily attributable to improved labor efficiencies.

Warehouse and Delivery Expenses. Warehouse and delivery expenses increased $0.8 million, or 6.2%, from $12.9 million in 2003 to $13.7 million in 2004. As a percentage of net sales, warehouse and delivery expenses decreased 0.2%, from 4.7% in 2003 to 4.5% in 2004. The increase in dollars is attributable to increased sales and fuel prices, and the decrease in percentage of net sales is attributable to the Company maintaining a similar fleet size that it owns or leases from year to year, as well as its focused efforts to keep costs aligned with revenues.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $2.1 million, or 11.1%, from $18.4 million in 2003 to $20.5 million in 2004. As a percentage of net sales, selling, general, and administrative expenses increased 0.1%, from 6.7% in 2003 to 6.8% in 2004. Approximately $0.8 million of the increase is attributable to increased sales, the addition of several key personnel, and increased group insurance costs. The 2004 figures include a pre-tax charge of $0.5 million related to a write-off of bad debts for a customer in the Southeast and gains of approximately $0.5 million related to life insurance proceeds. The 2003 figures include several positive adjustments including gains on the sale of two vacant buildings of approximately $0.3 million, a gain on sale of equipment held for sale as a result of closing of one of the operations in the wood segment of $0.4 million, and a gain on cash value of life insurance policies of $0.6 million. Exclusive of these items, selling, general, and administrative expenses were 6.8% of net sales in 2004 compared to 7.2% of net sales in 2003.

Restructuring Charges. As discussed in Note 10 of the financial statements, the Company recognized restructuring charges of approximately $235,000 in 2003.

Operating Income. Operating income increased $1.1 million, from $0.6 million in 2003 to $1.7 million in 2004. The increase in operating income is attributable to the factors described above.

Interest Expense, net. Interest expense, net remained fairly constant at $0.7 million for both 2003 and 2004. While normal debt service requirements continued to decline, the Company began borrowing on its line of credit in May, 2004 to support its working capital needs.

Net Income (Loss). Net income increased $0.7 million, from a loss of $0.1 million in 2003 to income of $0.6 million in 2004 due the factors described above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. Net sales decreased by $34.1 million, or 11.0%, from $308.8 million in 2002 to $274.7 million in 2003. The decrease is primarily attributable to the 22.3% decrease in shipments in the Manufactured Housing industry, which was partially offset by the strong market conditions in the Recreational Vehicle industry, and the 3.2% increase in shipments compared to 2002. Additionally, the Company's approximate 4.0% increase in sales to the Industrial market segment helped to partially offset the Manufactured Housing shipment decline.

Gross Profit. Gross profit decreased by $7.0 million, or 17.9%, from $39.2 million in 2002 to $32.2 million in 2003. As a percentage of net sales, gross profit decreased approximately 1.0%, from 12.7% in 2002 to 11.7% in 2003. The decrease in dollars and percentage of net sales is attributable to the 11.0% decrease in consolidated net sales and competitive pricing situations in both the Manufactured Housing and Recreational Vehicle markets as the Company and its major competitors generally supply both of these industries with products. The Company has continued its focus on increasing operating efficiencies and reducing fixed costs where possible while operating at current sales levels which are close to break-even.

Warehouse and Delivery Expenses. Warehouse and delivery expenses decreased by $1.4 million, or 9.9%, from $14.3 million in 2002 to $12.9 million in 2003. As a percentage of net sales, warehouse and delivery expenses remained fairly constant at 4.7% of net sales for 2002 and 2003. The decrease in dollars is due to reduced sales levels and the Company reducing the size of the fleet that it rents or owns. The efforts to keep costs aligned with revenues are ongoing and contributed to the warehouse and delivery expenses as a percentage of net sales remaining fairly constant.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $5.1 million, or 21.7%, from $23.5 million for the twelve months ending December 31, 2002 to $18.4 million in the same period in 2003. As a percentage of net sales, selling, general, and administrative expenses decreased by 0.9%, from 7.6% in 2002 to 6.7% in 2003. Approximately $2.0 million of the decrease is attributable to the Company making significant fixed cost cutting efforts in 2003 in order to keep costs aligned with revenues. Additionally, the 2003 figures include several positive adjustments including gains on the sale of two vacant buildings of approximately $0.3 million, a gain on the sale of equipment held for sale as a result of closing of one of the operations in the wood segment of $0.4 million, and a gain on cash value of life insurance policies of $0.6 million. Comparatively, the 2002 figures include a negative adjustment of $1.6 million related to the Oakwood Homes bankruptcy filing. Exclusive of the adjustments mentioned above, selling, general, and administrative expenses were 7.2% of net sales for 2003 and 7.1% of net sales for 2002.

Restructuring Charges. As discussed in Note 10 of the financial statements, the Company recognized restructuring charges of approximately $235,000 in 2003 and $269,000 in 2002.

Operating Income. Operating income decreased by $0.4 million, from $1.0 million in 2002 to $0.6 million in 2003. The decrease in operating income is due to the factors described above.

Interest Expense, net. Interest expense, net decreased by $0.2 million, or 23.7%, from $0.9 million in 2002 to $0.7 million in 2003. The decrease is due to a decline in interest rates on the variable rate bonds and normal debt service requirements resulting in reduced long term debt outstanding.

Net Income (Loss). Net income decreased by $150,000, from income of $95,000 in 2002 to a loss of $55,000 in 2003. The decrease in net income is due to the factors described above.

BUSINESS SEGMENTS

Effective January 1, 2004, the Company changed its segment reporting to no longer allocate corporate expense to the individual business units. Accordingly, the segment results have been restated to reflect this change.

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which segregates its business by product category and production/distribution process. Effective January 1, 2004, in accordance with the Company's internal reporting, the Company changed its segment reporting from four reportable segments to three. As a result of this change, two of the operations in the wood segment were combined into the Primary Manufactured Products segment and two of the operations were combined into the Other Component Manufactured Products segment. The Company's reportable segments are as follows:

Primary Manufactured Products - Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution - Distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products.

Other Component Manufactured Products - Includes aluminum extrusion and fabricating, an adhesive division, two cabinet door divisions, and a machine manufacturing division.

The table below presents information about the revenue and operating income of those segments. Reconciliation to consolidated totals is presented in footnote 14 of the Company's 2004 financial statements.

	Year Ended December 31		
	2004	2003	2002
	(dollars in thousands)		
Sales			
Primary Manufactured Products	$164,826	$151,694	$160,472
Distribution	103,519	90,631	108,134
Other Component Manufactured Products	51,074	48,137	57,979
Operating income (loss)			
Primary Manufactured Products	$ 4,606	$ 4,631	$ 7,046
Distribution	4,135	3,148	4,442
Other Component Manufactured Products	777	(204)	(650)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Primary Manufactured Products Segment Discussion

Net sales in the Primary Manufactured Products segment increased $13.1 million, or 8.7%, from $151.7 million in 2003 to $164.8 million in 2004. The increase is primarily attributable to a 15.4% increase in shipments in the Recreational Vehicle industry, product price increases which were passed on to customers, and increased penetration into the Industrial and Other markets.

Operating income remained fairly consistent at $4.6 million for both 2003 and 2004. This consistency, in light of the increased sales, is attributable to increased group insurance costs from year to year and extremely competitive market conditions which negatively impacted margins.

Distribution Segment Discussion

Net sales increased $12.9 million, or 14.2%, from $90.6 million in 2003 to $103.5 million in 2004. The increase is attributable to increased penetration into the Manufactured Housing industry, which is the primary market this segment serves, as well as product price increases which were passed on to customers.

Operating income increased $1.0 million, from $3.1 million in 2003 to $4.1 million in 2004 primarily due to increased sales.

Other Component Manufactured Products Discussion

Net sales increased $3.0 million, or 6.2%, from $48.1 million in 2003 to $51.1 million in 2004. The increased sales are attributable to increased sales in the Company's aluminum extrusion division and cabinet door division, which were offset by the closing of one of the Company's cabinet door divisions in 2003.

Operating income increased $1.0 million, from a loss of $0.2 million in 2003 to income of $0.8 million in 2004 primarily due to the closing of one of the Company's unprofitable cabinet door divisions in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Primary Manufactured Products Segment Discussion

Net sales in the Primary Manufactured Products segment decreased by $8.8 million, or 5.5%, from $160.5 million in 2002 to $151.7 million in 2003. The decrease is primarily attributable to a 22.3% decrease in shipments in the Manufactured Housing industry. This decrease was partially offset by a 3.2% increase in shipments in the Recreational Vehicle industry as well as increased sales into the Industrial market.

Operating income decreased by $2.4 million, or 34.3%, from $7.0 million in 2002 to $4.6 million in 2003. This decrease is primarily attributable to reduced gross margins as a result of significant competitive pricing pressures in both the Manufactured Housing and Recreational Vehicle markets, which comprise 60% of the sales in this segment. Additionally, while the Company has focused on fixed cost reduction in its manufacturing operations, workers compensation and utility costs continued to increase which have contributed to the negatively impacted margins.

Distribution Segment Discussion

Net sales in the Distribution segment decreased by $17.5 million, or 16.2%, from $108.1 million in 2002 to $90.6 million in 2003. This decrease is attributable to the 22.3% decrease in shipments in the Manufactured Housing industry, which is the primary market that this segment serves.

Operating income decreased by $1.3 million, from $4.4 million in 2002 to $3.1 million in 2003. The decrease in operating income is due to decreased sales volume.

Other Component Manufactured Products Segment Discussion

Net sales decreased by $9.9 million, or 17.0%, from $58.0 million in 2002 to $48.1 million in 2003. The decrease is attributable to the closing of two of the unprofitable divisions in this segment, one in mid 2002 and the other in 2003, and the sale of one of the divisions in this segment in December, 2002. Together, two of these divisions accounted for approximately $13.8 million of the sales volume in this segment in 2002 compared to $4.8 million in 2003. The decreased sales from these two divisions were partially offset by increased sales of approximately $2.3 million in another division in this segment in 2003.

Operating losses in this segment decreased by $0.5, million from a loss of $0.7 million in 2002 to a loss of $0.2 million in 2003. Savings of $0.5 million from the closing of one of the unprofitable divisions in this segment in 2002 and decreased losses from another division in this segment of $0.8 million were partially offset by losses in another division in this segment of approximately $0.9 million, which was closed during 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are to meet working capital needs, support its capital expenditure plans, and meet debt service requirements.

The Company, in September, 1995, issued to an insurance company in a private placement $18,000,000 of senior unsecured notes. The ten year notes bear interest at 6.82%, with semi-annual interest payments that began in 1996 and seven annual principal repayments of $2,571,429 that began in September, 1999. These funds were used to reduce existing bank debt and for working capital needs.

The Company has a secured bank revolving credit agreement that provides loan availability of $15,000,000 with maturity in the year 2006. In March, 2005, the Company secured fixed term debt financing for $15,000,000 with interest at 4.78%. This term debt was hedged through a cash flow interest rate swap transaction with a five year maturity in January, 2010, and a ten year amortization schedule with interest only payments due in 2005 and principal payments to begin in the first quarter of 2006. In conjunction with this agreement, the Company reduced its available line of credit from $15,000,000 to $10,000,000.

Pursuant to the private placement and the Credit Agreement, the Company is required to maintain certain financial ratios, all of which are currently complied with. In addition, the term debt which was obtained in March, 2005 includes certain financial covenants which are incorporated into the overall credit facility.

In conjunction with its strategic and capital plan, the Company increased its capital expenditures for property and equipment in 2004 to approximately $10.6 million. Capital expenditures over the past three years have been approximately $5.3 million, $4.2 million, and $1.8 million for 2003, 2002, and 2001, respectively. The Company believes that cash generated from operations and borrowings under its credit agreements will be sufficient to fund its working capital requirements, remaining capital expenditures, and common stock purchase program as currently contemplated. The changes in inventory and accounts receivable balances, which affect the Company's cash flows, are part of normal business cycles that cause them to change periodically.

A summary of our contractual cash obligations at December 31, 2004 is as follows:

	Payments due by period					
Contractual Obligations	**Total**	**2005**	**2006**	**2007**	**2008**	**2009**
Long-term debt, including interest at Variable rates**	$5,068,958	$1,223,750	$1,196,250	$870,000	$850,000	$928,958
Long-term debt, including interest at Fixed rates**	$2,695,651	$2,695,651	$0	$0	$0	$0
Operating Leases	$3,620,012	$1,550,837	$1,093,239	$635,314	$267,291	$73,331
Total contractual cash obligations	$11,384,621	$5,470,238	$2,289,489	$1,505,314	$1,117,291	$1,002,289

**Interest payments have been calculated using the fixed rate of 6.82% for the Senior notes and the projected 2005 annual interest rate of 2.50% for the Industrial Revenue Bonds.

We also have a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 12/31/04	Date of Expiration
Revolving Credit Agreement	$15,000,000	$7,300,000	May 31, 2006

We believe that our cash balance, availability under our line of credit as amended, and anticipated cash flows from operations will be adequate to fund our cash requirements for fiscal 2005.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are summarized in the footnotes to our financial statements. Some of the most critical policies are also discussed below.

Our major operating assets are accounts receivable, inventory, and property and equipment. Exclusive of the write-off of certain assets related to the Oakwood Homes Corporation bankruptcy filing in November, 2002, and the write-off of certain receivables in the fourth quarter of 2004 related to one customer, we have not experienced significant bad debts losses and our reserve for doubtful accounts of $250,000 should be adequate for any exposure to loss in our December 31, 2004 accounts receivable. We have also established reserves for slow moving and obsolete inventories and believe them to be adequate. We depreciate our property and equipment over their estimated useful lives and we have not identified any items that are impaired for the twelve months ended December 31, 2004.

SEASONALITY

Manufacturing operations in the Manufactured Housing and Recreational Vehicle industries historically have been seasonal and are generally at the highest levels when the climate is moderate. Accordingly, the Company's sales and profits are generally highest in the second and third quarters.

SALE OF PROPERTY

During 2004, the Company sold its corporate office complex, which includes two office buildings and a 109,000 square foot facility, which was used for warehousing, and recorded a gain of $0.2 million.

During 2003, the Company sold its 50,900 square foot manufacturing facility in Goshen, Indiana. This building had previously been leased to a third party and the transaction resulted in a gain on sale of approximately $0.2 million. Also during 2003, the Company sold its vacant 62,000 square foot building located in Bristol, Indiana in a transaction that resulted in a gain on sale of approximately $0.2 million.

PURCHASE OF PROPERTY

In February, 2005, the Company purchased a 35,000 square foot corporate office building in Elkhart, Indiana and expects to spend approximately $1.6 million, including renovations, which will be complete in the second quarter of 2005.

In March, 2004, the Company purchased a 155,000 square foot building complex in Elkhart, Indiana and consolidated all of its manufacturing operations into this facility.

INFLATION

The Company does not believe that inflation had a material effect on results of operations for the periods presented.

SAFE HARBOR STATEMENT

The Company makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other statements contained in the Quarterly Report and statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases, and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors, and others interested in the business and financial affairs of the Company, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performance or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

- The Company operates in a highly competitive business environment, and its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix, or the decision of its customers to purchase competitive products instead of the Company's products. Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by purchasers of the Company's products.
- On an annual basis, the Company negotiates renewals for property, casualty, workers compensation, general liability, and health insurance coverage. Due to conditions within these insurance markets and other factors beyond the Company's control, future coverages and the amount of the related premiums could have a negative effect on the Company's results.
- The primary markets to which the Company sells include the Manufactured Housing and Recreational Vehicle industries, which are cyclical and dependent on various factors including interest rates, access to financing, inventory and production levels, and other economic and demographic factors. The Company's sales levels could be negatively impacted by changes in any one of the above items.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to interest rate changes on its debt. Long term debt includes $2,571,430 of indebtedness bearing interest at a fixed rate of 6.82%. The related maturities and interest are reported in the contractual obligations table in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth in Item 15 (a) 1. on page 27 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures are effective in all material respects in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of the previous mentioned evaluation.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors of the Company

The information required by this item with respect to directors is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2005, under the captions "Election of Directors", and "Section 16(a) Beneficial Ownership Reporting Compliance", which information is hereby incorporated herein by reference. The information with respect to executive officers is set forth at the end of Part I of this Form 10-K.

Executive Officers of the Company

Reference is made to "Executive Officers of the Company" in Part I of this annual report.

Audit Committee Financial Expert

The Company has determined that Robert C. Timmins, Larry D. Renbarger, Terrence D. Brennan, and Walter E. Wells all qualify as "audit committee financial experts" as defined in Item 401(h) of Regulation S-K, and that these directors are "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act.

Code of Business Conduct

The Company has adopted a Code of Ethics Policy applicable to all employees. Additionally, the Company has adopted a Code of Business Conduct applicable to Senior Executives including, but not limited to, the Chief Executive Officer and Chief Financial Officer of the Company. The Company's Code of Ethics and Code of Business Conduct Applicable to Senior Executives is available on the Company's web site at www.patrickind.com under "Corporate Governance". The Company intends to post on its web site any amendments to, or waivers from, its Corporate Governance Guidelines and its Code of Ethics and Business Conduct Policy applicable to Senior Executives. The Company will provide shareholders with a copy of these policies upon written request directed to the Company's Secretary at the Company's address.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2005, under the caption "Compensation of Executive Officers and Directors," which information is hereby incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK MATTERS

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2005, under the captions "Election of Directors", and "Equity Compensation Plan Information", which information is hereby incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2005, under the caption "Certain Transactions," which information is hereby incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2005, under the heading "Accounting Information", which information is hereby incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

All other schedules have been omitted as not required, not applicable, not deemed material or because the information is included in the Notes to Financial Statements.

(a) 3. EXHIBITS

The exhibits listed in the accompanying Exhibit Index on pages 53, 54, 55, and 56 are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the date indicated.

PATRICK INDUSTRIES, INC

By /S/Robert C. Timmins
Robert C. Timmins, Lead Director

Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/S/Robert C. Timmins Robert C. Timmins	Lead Director	March 18, 2005
/S/Paul E. Hassler Paul E. Hassler	President and Chief Executive Officer	March 18, 2005
/S/Andy L. Nemeth Andy L. Nemeth	Executive Vice President Finance, Secretary-Treasurer and Chief Financial Officer	March 18, 2005
/S/Mervin D. Lung Mervin D. Lung	Chairman Emeritus and Director	March 18, 2005
/S/Keith V. Kankel Keith V. Kankel	Director	March 18, 2005
/S/David D. Lung David D. Lung	Director	March 18, 2005
/S/Harold E. Wyland Harold E. Wyland	Director	March 18, 2005
/S/John H. McDermott John H. McDermott	Director	March 18, 2005
/S/Terrence D. Brennan Terrence D. Brennan	Director	March 18, 2005
/S/Walter E. Wells Walter E. Wells	Director	March 18, 2005
/S/Larry D. Renbarger Larry D. Renbarger	Director	March 18, 2005

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Patrick Industries, Inc.
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of **Patrick Industries, Inc. and Subsidiaries** as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Patrick Industries, Inc. and Subsidiaries** as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited Schedule II of **Patrick Industries, Inc. and Subsidiaries** for each of the years in the three-year period ended December 31, 2004. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

McGladrey & Pullen, LLP

Elkhart, Indiana
January 28, 2005

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Balance Sheets
December 31, 2004 and 2003

		2004		2003
ASSETS				
Current Assets				
Cash and cash equivalents	$	82,787	$	7,077,390
Trade receivables		16,720,245		14,240,556
Inventories		34,343,558		23,042,444
Prepaid expenses		951,192		913,650
Deferred tax assets		1,658,000		1,954,000
Total current assets		53,755,782		47,228,040
Property and Equipment, net		35,642,867		30,692,910
Other Assets		2,976,026		3,221,010
Total assets	$	92,374,675	$	81,141,960
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Current maturities of long-term debt	$	3,671,430	$	3,671,429
Short-term borrowings		7,300,000		-
Accounts payable		11,389,966		4,883,038
Accrued liabilities		2,624,489		3,038,926
Total current liabilities		24,985,885		11,593,393
Long-Term Debt, less current maturities		4,100,000		7,771,430
Deferred Compensation Obligations		2,169,606		2,103,403
Deferred Tax Liabilities		379,000		426,000
Total liabilities		31,634,491		21,894,226
Commitments and Contingencies				
Shareholders' Equity				
Preferred stock, no par value; authorized 1,000,000 shares		-		-
Common stock, no par value; authorized 12,000,000 shares; issued 2004 4,746,698 shares; 2003 4,616,886		19,128,021		18,236,386
Retained earnings		41,612,163		41,011,348
Total shareholders' equity		60,740,184		59,247,734
Total liabilities and shareholders' equity	$	92,374,675	$	81,141,960

See Notes to Financial Statements.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Statements Of Operations
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Net sales	$ 301,554,460	$ 274,681,995	$ 308,754,982
Cost of goods sold	265,674,780	242,498,880	269,561,768
Gross profit	35,879,680	32,183,115	39,193,214
Operating expenses:			
Warehouse and delivery	13,718,515	12,916,460	14,329,135
Selling, general, and administrative	20,489,105	18,442,660	23,546,020
Restructuring charges	-	235,000	269,180
Total operating expenses	34,207,620	31,594,120	38,144,335
Operating income	1,672,060	588,995	1,048,879
Interest expense, net	671,245	679,645	891,259
Income (loss) before income taxes (credits)	1,000,815	(90,650)	157,620
Federal and state income taxes (credits)	400,000	(35,200)	63,100
Net income (loss)	$ 600,815	$ (55,450)	$ 94,520
Basic earnings (loss) per common share	$ 0.13	$ (0.01)	$ 0.02
Diluted earnings (loss) per common share	$ 0.13	$ (0.01)	$ 0.02

See Notes to Financial Statements.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Statements Of Shareholders' Equity
Years Ended December 31, 2004, 2003, and 2002

	Preferred Stock	Common Stock	Retained Earnings	Total
Balance, December 31, 2001	$ -	$ 17,620,517	$ 41,883,004	$ 59,503,521
Net income	-	-	94,520	94,520
Issuance of 24,000 shares of common stock for stock award plan	-	216,000	-	216,000
Issuance of 30,595 shares of common stock upon exercise of common stock options	-	192,316	-	192,316
Dividends on common stock ($.16 per share)	-	-	(727,447)	(727,447)
Balance, December 31, 2002	-	18,028,833	41,250,077	59,278,910
Net (loss)	-	-	(55,450)	(55,450)
Issuance of 12,000 shares of common stock for stock award plan	-	78,600	-	78,600
Issuance of 20,625 shares of common stock upon exercise of common stock options	-	128,953	-	128,953
Dividends on common stock ($.04 per share)	-	-	(183,279)	(183,279)
Balance, December 31, 2003	-	**18,236,386**	**41,011,348**	**59,247,734**
Net income	-	-	**600,815**	**600,815**
Issuance of 21,000 shares of common stock for stock award plan	-	**210,231**	-	**210,231**
Issuance of 108,812 shares of common stock upon exercise of common stock options	-	**681,404**	-	**681,404**
Balance, December 31, 2004	$ -	**$ 19,128,021**	**$ 41,612,163**	**$ 60,740,184**

See Notes to Financial Statements.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Statements Of Cash Flows
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash Flows From Operating Activities			
Net income (loss)	$ 600,815	$ (55,450)	$ 94,520
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,941,831	5,708,211	6,118,568
Deferred income taxes	249,000	(68,000)	473,000
Stock based compensation expense	202,354	188,840	176,820
(Gain) loss on sale of property and equipment	(321,625)	(840,121)	11,775
Other	305,975	205,689	371,051
Change in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	(2,479,689)	(2,695,803)	2,177,463
Inventories	(11,301,114)	9,049,501	(3,466,198)
Income tax refund claims receivable	-	1,592,551	1,454,248
Prepaid expenses	(37,542)	(64,306)	(44,946)
Increase (decrease) in:			
Accounts payable and accrued liabilities	6,092,491	(1,453,121)	(1,998,108)
Net cash provided by (used in) operating activities	(1,747,504)	11,567,991	5,368,193
Cash Flows From Investing Activities			
Capital expenditures	(10,605,333)	(5,293,264)	(4,186,726)
Proceeds from sale of property and equipment	1,183,524	1,862,952	904,599
Other	214,010	(546,950)	116,929
Net cash (used in) investing activities	(9,207,799)	(3,977,262)	(3,165,198)
Cash Flows From Financing Activities			
Short term borrowings	7,300,000	-	-
Principal payments on long-term debt	(3,671,429)	(3,671,429)	(3,671,428)
Payments on deferred compensation obligations	(239,772)	(278,863)	(258,094)
Proceeds from exercise of common stock options	681,404	128,953	192,316
Cash dividends paid	-	(183,279)	(727,447)
Other	(109,503)	(60,953)	(100,393)
Net cash provided by (used in) financing activities	3,960,700	(4,065,571)	(4,565,046)
Increase (decrease) in cash and cash equivalents	(6,994,603)	3,525,158	(2,362,051)
Cash and cash equivalents, beginning	7,077,390	3,552,232	5,914,283
Cash and cash equivalents, ending	$ 82,787	$ 7,077,390	$ 3,552,232

See Notes to Financial Statements.

Note 1. Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the manufacture and distribution of building products and materials for use primarily by the Manufactured Housing, Recreational Vehicle, and Industrial markets for customers throughout the United States.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:

The Company purchases significant amounts of materials, which are commodities, from a limited number of suppliers. The purchase price of such items can be volatile as it is subject to prevailing market conditions, both domestically and internationally. The Company's purchases of these items can be based on supplier allocations.

Significant accounting policies:

Principles of consolidation:

The consolidated financial statements include the accounts of Patrick Industries, Inc., its wholly-owned subsidiary, Harlan Machinery Company, Inc., and its majority-owned subsidiary, Patrick Mouldings, L.L.C. ("the Company"). During the year ended December 31, 2002, Patrick Mouldings, L.L.C. ceased operations, and is not a consolidated subsidiary at December 31, 2004 and 2003. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents:

The Company has cash on deposit in financial institutions in amounts which, at times, may be in excess of insurance coverage provided by the Federal Deposit Insurance Corporation.

For purposes of the statement of cash flows, the Company considers all overnight repurchase agreements and commercial paper with a maturity of 30 days or less acquired in connection with its sweep account arrangements with its bank to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying balance sheets at December 31, 2004 and 2003 are stated net of an allowance for doubtful accounts of $250,000. Management determines the allowance for doubtful accounts by evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. In conjunction with the Company's credit terms, trade receivables are considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Customer terms are generally on an unsecured basis for terms of 30 days.

The following table provides the changes in the Company's allowance for doubtful accounts for 2004 and 2003:

		2004		2003
Balance, beginning	$	250,000	$	300,000
Provisions made during the year		440,000		(155,000)
Write-offs		(526,000)		(115,000)
Recoveries during the year		86,000		220,000
Balance, ending	$	250,000	$	250,000

Inventories:

Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market. Inventories are also written-down for management's estimates of product which will not sell at historical cost. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

During the year ended December 31, 2003, the Company entered into an agreement whereby certain materials, which were previously acquired as inventory, were held on consignment and entered into inventory when the material is introduced into the manufacturing process. This agreement was terminated in 2004.

Property and equipment:

Property and equipment is recorded at cost. Depreciation has been computed primarily by the straight-line method applied to individual items based on estimated useful lives which generally range from 10 to 40 years for buildings and improvements and from 3 to 15 years for machinery and equipment, transportation equipment, and leasehold improvements.

Long-lived assets:

The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets.

Revenue recognition:

The Company ships product based on specific orders from customers and revenue is recognized at the time of passage of title and risk of loss to the customer, which is generally upon delivery.

Shipping and handling charges billed to the customers are included in net sales. Shipping and handling costs incurred by the Company are included in warehouse and delivery expenses.

Stock option plan:

At December 31, 2004, the Company has a stock option plan with shares of common stock reserved for options to key employees. The Company accounts for stock-based compensation under the provisions of APB No. 25. The Company has adopted the disclosure-only provisions of FASB No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no compensation expense has been recognized as the exercise price of all options equals the fair market value of the underlying stock at the date of grant. The table below illustrates the effect on net income (loss) and earnings (loss) per share had compensation expense for the stock option plan been determined based on the fair value at the grant date for awards consistent with the provision of FASB No. 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions.

	2004	2001
Dividend rate	**0.00%**	2.25%
Risk-free interest rate	**3.50%**	5.25%
Expected option life	**4 years**	4 years
Price volatility	**31.00%**	43.00%

	2004	2003	2002
Net income (loss):			
As reported	$ **600,815**	$ (55,450)	$ 94,520
Deduct total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	**(166,668)**	(152,155)	(152,155)
Pro forma	$ **434,147**	$ (207,605)	$ (57,635)
Basic earnings (loss) per share:			
As reported	$ **0.13**	$ (0.01)	$ 0.02
Pro forma	**0.09**	(0.04)	(0.01)
Diluted earnings (loss) per share:			
As reported	$ **0.13**	$ (0.01)	$ 0.02
Pro forma	**0.09**	(0.04)	(0.01)

Fair value of financial instruments:

The Company's financial instruments consist principally of cash and cash equivalents, receivables, long-term debt and accounts payable. The Company believes cash and cash equivalents, receivables, and accounts payable are recorded at amounts that approximate their current market values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities, the fair value of the long-term debt instruments approximates their carrying value.

Recently issued accounting pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)" or the "Statement"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance (APB 25).

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company will be required to apply FAS 123(R) as of the beginning of its interim period that begins January 1, 2006.

FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date. An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

The Company has not yet completed its study of the transition methods or made any decisions about how it will adopt FAS 123(R). The impact of this Statement on the Company in 2006 and beyond will depend upon various factors, among them being the Company's future compensation strategy. The pro forma compensation costs presented in the stock option table above and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. No decisions have been made as to which option-pricing model is most appropriate for the Company for future awards.

Earnings per common share:

Following is information about the computation of the earnings per share data for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Numerator for basic and diluted earnings per share, net income (loss)	$ 600,815	$ (55,450)	$ 94,520
Denominator:			
Weighted average shares, denominator for basic earnings per share	4,703,671	4,600,746	4,547,075
Effect of dilutive potential common shares, employee stock options (a)	51,086	-	66,821
Denominator for diluted earnings per share	4,754,757	4,600,746	4,613,896
Basic earnings (loss) per share	$ 0.13	$ (0.01)	$ 0.02
Diluted earnings (loss) per share	$ 0.13	$ (0.01)	$ 0.02

(a) Due to the loss incurred during the year ended December 31, 2003, the dilutive potential of 29,139 common shares were not included because the effect would be antidilutive.

Note 2. Balance Sheet Data

Inventories:	2004	2003
Raw materials	$ 20,466,965	$ 12,733,414
Work in process	1,955,284	1,630,052
Finished goods	5,336,306	3,501,779
Materials purchased for resale	6,585,003	5,177,199
	$ 34,343,558	$ 23,042,444

Property and equipment:		
Land and improvements	$ 3,748,124	$ 3,783,829
Buildings and improvements	26,376,504	24,656,022
Machinery and equipment	59,133,177	57,116,232
Transportation equipment	1,619,259	1,754,781
Leasehold improvements	3,284,469	3,309,180
	94,161,533	90,620,044
Less accumulated depreciation	58,518,666	59,927,134
	$ 35,642,867	$ 30,692,910

Other assets:		
Cash value of life insurance	$ 2,765,940	$ 2,979,950
Other	210,086	241,060
	$ 2,976,026	$ 3,221,010

Accrued liabilities:		
Payroll and related expenses	$ 810,152	$ 1,018,117
Property taxes	476,397	561,390
Group insurance	600,000	700,000
Other	737,940	759,419
	$ 2,624,489	$ 3,038,926

Note 3. Note Payable, Pledged Assets and Long-Term Debt

The Company has an unsecured revolving credit agreement which allows borrowings up to $15,000,000 of which $7,300,000 was outstanding at December 31, 2004. This agreement expires on May 31, 2006. Interest on this note is at prime or the Eurodollar rate plus a percentage based on the Company's cash flow. The Company pays a commitment fee of between .25% and .375% of the unused portion of the revolving line, based on the Company's cash flow. The borrowings bear interest at an effective rate of 4.38% at December 31, 2004. In addition, this agreement requires the Company to, among other things, maintain minimum levels of debt service coverage, tangible net worth, working capital, and debt to net worth.

Long-term debt at December 31, 2004 and 2003 is as follows:

	2004	2003
Senior Notes, insurance company	$ 2,571,430	$ 5,142,859
Indiana Development Finance Authority Bonds	600,000	900,000
State of Oregon Economic Development Revenue Bonds	2,000,000	2,400,000
State of North Carolina Economic Development Revenue Bonds	2,600,000	3,000,000
	7,771,430	11,442,859
Less current maturities	3,671,430	3,671,429
	$ 4,100,000	$ 7,771,430

The senior notes bear interest at a fixed rate of 6.82% and are unsecured. The notes are due in annual principal installments of $2,571,429 and the final installment is due September 15, 2005. This agreement requires that the Company maintain a minimum level of tangible net worth.

The Indiana Development Finance Authority Bonds are payable in annual installments of $300,000 plus interest at a variable tax exempt bond rate, set periodically to enable the bonds to be sold at par (2.15% at December 31, 2004). The final installment is due November 1, 2006. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $636,000.

The State of Oregon Economic Development Revenue Bonds are payable in annual installments of $400,000 plus interest at a variable tax exempt bond rate (2.15% at December 31, 2004). The final installment is due December 1, 2009. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $2,090,000.

The State of North Carolina Economic Development Revenue Bonds are payable in annual installments of $400,000 plus quarterly interest payments at a variable tax exempt bond rate (2.15% at December 31, 2004). Annual payments of $500,000 are due in each of the last two years with a final payment due August 1, 2010. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $2,694,000.

Aggregate maturities of long-term debt for the next five years ending December 31, are; 2005 $3,671,430; 2006 $1,100,000; 2007 $800,000; 2008 $800,000; 2009 $900,000; and thereafter $500,000.

In addition, the Company is contingently liable for standby letters of credit of approximately $3,675,000 to meet credit requirements for one of the Company's insurance providers.

Interest expense for the years ended December 31, 2004, 2003, and 2002 was approximately $711,000, $755,000, and $1,035,000 respectively.

Note 4. Equity Transactions

Shareholder Rights Plan:

On February 29, 1996, the Company's Board of Directors adopted a shareholder rights agreement, granting certain new rights to holders of the Company's common stock. Under the agreement, one right was granted for each share of common stock held as of March 20, 1996, and one right will be granted for each share subsequently issued. Each right entitles the holder to 1/100th of a preferred share after paying the exercise price (currently $30), and in an unfriendly takeover situation, to purchase Patrick common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation's common stock having a then current market value equal to two times the exercise price. In either situation, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire the Company's outstanding shares at a price which is judged by the Board of Directors to be fair to all Patrick shareholders. The rights may be redeemed by the Company under certain circumstances at the rate of $.01 per right. The rights will expire on March 20, 2006. The Company has authorized 100,000 shares of preferred stock, Series A, no par value, in connection with this plan, none of which have been issued.

Note 5. Commitments and Related Party Transactions

The Company leases office, manufacturing, and warehouse facilities and certain equipment under various noncancelable agreements, which expire at various dates through 2009. These agreements contain various renewal options and provide for minimum annual rentals plus the payment of real estate taxes, insurance, and normal maintenance on the properties. Certain of the leases are with the chairman emeritus/major shareholder and expire at various dates through August 31, 2005.

The total minimum rental commitment at December 31, 2004 under the leases mentioned above is approximately $3,620,000 which is due approximately $1,551,000 in 2005, $1,093,000 in 2006, $635,000 in 2007, and $267,000 in 2008, and $74,000 in 2009.

The total rent expense included in the statements of operations for the years ended December 31, 2004, 2003, and 2002 is approximately $2,600,000, $3,800,000, and $3,900,000 respectively, of which approximately $744,000 was paid in 2004, $828,000 was paid in 2003, $1,100,000 was paid in 2002, to the chairman emeritus/major shareholder.

Note 6. Major Customer

Net sales for the years ended December 31, 2004, 2003, and 2002 included sales to one customer accounting for 13.4%, 14.7%, and 12.7%, respectively of total net sales of the Company.

The balances due from this customer at December 31, 2004 and 2003 were approximately $2,200,000 and $2,031,000 respectively.

Note 7. Income Tax Matters

Federal and state income taxes (credits) for the years ended December 31, 2004, 2003, and 2002, all of which are domestic, consist of the following:

	2004	2003	2002
Current:			
Federal	$ 111,000	$ 32,800	$ (233,900)
State	40,000	-	(176,000)
Deferred	249,000	(68,000)	473,000
	$ 400,000	$ (35,200)	$ 63,100

The provisions for income taxes (credits) for the years ended December 31, 2004, 2003, and 2002 are different from the amounts that would otherwise be computed by applying a graduated federal statutory rate to income before income taxes. A reconciliation of the differences is as follows:

	2004	2003	2002
Rate applied to pretax income	$ 340,300	$ (31,700)	$ 55,100
State taxes, net of federal tax effect	26,000	(4,000)	9,000
Other	33,700	500	(1,000)
	$ 400,000	$ (35,200)	$ 63,100

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the current period plus or minus the change during the period in deferred tax assets and liabilities.

The composition of the deferred tax assets and liabilities at December 31, 2004 and 2003 is as follows:

	2004	2003
Gross deferred tax liabilities:		
Accelerated depreciation	$ (2,372,000)	$ (1,920,000)
Prepaid expenses	(135,000)	(273,000)
	(2,507,000)	(2,193,000)
Gross deferred tax assets:		
Trade receivables allowance	99,000	99,000
Inventory capitalization	426,000	335,000
Accrued expenses	523,000	876,000
Deferred compensation	857,000	861,000
Unvested stock awards	47,000	201,000
Noncompete agreement	154,000	173,000
Inventory reserves	123,000	144,000
AMT and other tax credit carryforwards	311,000	311,000
Federal and State NOL carryforwards	1,038,000	488,000
Other	208,000	233,000
	3,786,000	3,721,000
Net deferred tax assets	$ 1,279,000	$ 1,528,000

The deferred tax amounts above have been reflected on the accompanying consolidated balance sheets as of December 31, 2004 and 2003 as follows:

	2004	2003
Current deferred tax assets	$ 1,658,000	$ 1,954,000
Long-term deferred tax liabilities	(379,000)	(426,000)
	$ 1,279,000	$ 1,528,000

At December 31, 2004, the Company has net operating loss carryforwards of approximately $1,975,000 available under provisions of the Internal Revenue Code and approximately $4,575,000 of net operating loss carryforwards available under various state revenue codes to be applied against future taxable income. These carryforwards expire in varying amounts between 2010 and 2024.

At December 31, 2004, the Company has federal AMT credit and state manufacturing credit carryforwards which are available to be directly offset against future federal and state income tax liabilities. These carryfowards expire in varying amounts between 2008 and 2020.

Note 8. Self-Insured Plans

The Company has a self-insured health plan for its employees under which there is both a participant stop loss and an aggregate stop loss based on total participants. The Company is potentially responsible for annual claims not to exceed approximately $4,433,000 in the aggregate at December 31, 2004. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company is partially self-insured for its workers' compensation liability, general liability and automobile insurance. The Company is responsible for a per occurrence limit, with an aggregate amount not to exceed approximately $7,500,000 on an annual basis. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company has accrued an estimated liability for these benefits based upon claims incurred.

Note 9. Compensation Plans

Deferred compensation obligations:

The Company has deferred compensation agreements with certain key employees. The agreements provide for monthly benefits for ten years subsequent to retirement, disability, or death. The Company has accrued an estimated liability based upon the present value of an annuity needed to provide the future benefit payments.

Bonus plan:

The Company pays bonuses to certain management personnel. Historically, bonuses are determined annually and are based upon corporate and divisional income levels. The charge to operations amounted to approximately $720,000, $632,000, and $790,000, for the years ended December 31, 2004, 2003, and 2002 respectively.

Profit-sharing plan:

The Company has a qualified profit-sharing plan, more commonly known as a 401(k) plan, for substantially all of its employees with over one year of service and who are at least 21 years of age. The plan provides for a matching contribution by the Company as defined in the agreement and, in addition, provides for a discretionary contribution annually as determined by the Board of Directors. The amounts of contributions for the years ended December 31, 2004, 2003, and 2002 were immaterial.

Stock option plan:

A summary of transactions of granted shares under option for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**244,462**	**$ 6.24**	274,775	$ 6.24	349,800	$ 6.25
Issued during the year	**125,000**	**10.01**	-	-	-	-
Canceled during the year	**(12,000)**	**6.18**	(9,688)	6.24	(44,430)	6.24
Exercised during the year	**(108,812)**	**6.26**	(20,625)	6.25	(30,595)	6.29
Outstanding, end of year	**248,650**	**$ 8.12**	244,462	$ 6.24	274,775	$ 6.24
Eligible, end of year for exercise	**123,650**	**$ 6.26**	223,425	$ 6.25	182,856	$ 6.27
Weighted average fair value of options granted during the year		**$ 3.01**		N/A		$ 1.86

A further summary about fixed options outstanding at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
2000 Grants: Exercise price of $6.13	52,400	1.5	$ 6.13	52,400	$ 6.13
2001 Grants: Exercise price of $6.30	71,250	2.5	$ 6.30	71,250	$ 6.30
2004 Grants: Exercise price of $10.01	125,000	5.5	$ 10.01	-	$ -

Stock award plan:

The Company has adopted a stock award plan for the non-employee directors. Grants awarded during May 2004 and 2003 of 21,000 shares and 12,000 shares, respectively are subject to forfeiture in the event the recipient terminates within one year from the date of grant as a director. The related compensation expense is being recognized over the one-year vesting period. Total compensation expense for the years ended December 31, 2004, 2003, and 2002 were $202,354, $188,840, and $176,820, respectively.

Note 10. Restructurings and Asset Impairments

In July 2003, the Company decided to close an unprofitable cabinet door division in the Wood Segment. Accordingly, the Company recorded restructuring charges of approximately $235,000, or $.03 per share, net of tax, related to severance, retention, and accrued vacation for approximately 61 hourly and salaried employees, all of which were terminated from this particular operation. Other charges included shut down expenses and the write-off of obsolete inventory. The operation was closed in September 2003 and all of the restructuring reserve was utilized in the fourth quarter.

In June 2002, the Company decided to close an unprofitable division in the Wood segment and consolidate it into another existing plant location. Accordingly, the Company recorded charges of approximately $269,000 which included plant shut down expenses, the write-down of obsolete inventory, and severance payments of approximately $62,000 to 51 employees. These restructuring charges approximated $162,000 after tax, or $.04 per share and were all utilized in the third quarter of 2002.

Note 11. Contingencies

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, current pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Note 12. Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Supplemental disclosures of cash flows information:			
Cash payments for:			
Interest	$ 747,718	$ 727,295	$ 875,059
Income taxes	$ 88,765	$ 81,285	$ 717,232
Supplemental schedule of noncash financing activities:			
Issuance of common stock for stock award plan	$ 210,231	$ 78,600	$ 216,000

Note 13. Unaudited Interim Financial Information

Presented below is certain selected unaudited quarterly financial information for the years ended December 31, 2004 and 2003 (dollars in thousands, except per share data):

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2004				
Net sales	$ 65,712	$ 78,621	$ 80,261	$ 76,961
Gross profit	7,593	9,538	10,413	8,336
Net income (loss)	(522)	555	667	(99)
Earnings (loss) per common share	(0.11)	0.12	0.14	(0.02)
Weighted average common shares outstanding	4,640,741	4,697,159	4,731,127	4,744,900
2003				
Net sales	$ 67,285	$ 70,950	$ 70,267	$ 66,180
Gross profit	7,071	8,562	8,909	7,641
Net income (loss)	(900)	25	228	592 *
Earnings (loss) per common share	(0.20)	0.01	0.05	0.13
Weighted average common shares outstanding	4,584,261	4,590,327	4,611,037	4,616,886

* During the 4th quarter ended December 31, 2003, the Company recorded pre-tax positive adjustments of $1.2 million, or .16 cents per share net of tax related to gains on disposal of a building, sale of equipment as a result of a plant closing, and increases in cash surrender value of life insurance policies.

Note 14. Segment Information

Effective January 1, 2004, the Company changed its segment reporting to no longer allocate corporate expense to the individual business units. Accordingly, the segment results have been restated to reflect this change.

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which segregates its business by product category and production/distribution process. Effective January 1, 2004, in accordance with the Company's internal reporting, the Company changed its segment reporting from four reportable segments to three. As a result of this change, two of the operations in the wood segment were combined into the Primary Manufactured Products segment and two of the operations were combined into the Other Component Manufactured Products segment. The Company's reportable segments are as follows:

Primary Manufactured Products - Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution - Distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products.

Other Component Manufactured Products - Includes aluminum extrusion and fabricating, an adhesive division, two cabinet door divisions, and a machine manufacturing division.

The accounting policies of the segments are the same as those described in "Significant Accounting Policies," except that segment data includes intersegment revenues, as well as a charge allocating a majority of the corporate costs to each of its operating segments based on a percentage of sales. Assets are identified with the segments with the exception of cash, land and buildings, and intangibles which are identified with the corporate division. The corporate division charges rents to the segment for use of the land and buildings based upon market rates. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. The Company also records income from purchase incentive agreements as corporate division revenue. The Company evaluates the performance of its segments and allocates resources to them based on a variety of indicators including revenues, cost of goods sold, operating income, and total identifiable assets.

The table below presents information about the net income (loss) and segment assets used by the chief operating decision makers of the Company as of and for the years ended December 31, 2004, 2003, and 2002.

	Primary Manufactured Products	Distribution	Other Component Manufactured Products	Total
		2004		
Sales	**$ 157,642**	**$ 102,369**	**$ 41,544**	**$ 301,555**
Sales, intersegment	**7,184**	**1,150**	**9,530**	**17,864**
Total sales	**164,826**	**103,519**	**51,074**	**319,419**
Cost of goods sold	**149,763**	**90,866**	**45,993**	**286,622**
Operating income	**4,606**	**4,135**	**777**	**9,518**
Identifiable assets	**40,972**	**12,657**	**10,529**	**64,158**
Depreciation	**2,328**	**148**	**626**	**3,102**
		2003		
Sales	$ 144,561	$ 89,992	$ 40,129	$ 274,682
Sales, intersegment	7,133	639	8,008	15,780
Total sales	151,694	90,631	48,137	290,462
Cost of goods sold	137,607	78,980	44,369	260,956
Operating income	4,631	3,148	(204)	7,575
Identifiable assets	30,510	9,779	7,802	48,091
Depreciation	2,455	172	856	3,483
		2002		
Sales	$ 153,062	$ 107,376	$ 48,317	$ 308,755
Sales, intersegment	7,410	758	9,662	17,830
Total sales	160,472	108,134	57,979	326,585
Cost of goods sold	142,946	94,839	53,180	290,965
Operating income	7,046	4,442	(650)	10,838
Identifiable assets	35,289	10,357	9,141	54,787
Depreciation	2,756	250	958	3,964

A reconciliation of total segment sales, cost of goods sold, and operating income to consolidated sales, cost of goods sold, and segment information to the consolidated financial statements as of and for the years ended December 31, 2004, 2003, and 2002 is as follows (dollars in thousands):

	2004	2003	2002
Sales:			
Total sales for reportable segments	$ 319,419	$ 290,462	$ 326,585
Elimination of intersegment revenue	(17,864)	(15,780)	(17,830)
Consolidated sales	$ 301,555	$ 274,682	$ 308,755
Cost of goods sold:			
Total cost of goods sold for reportable segments	$ 286,622	$ 260,956	$ 290,965
Elimination of intersegment cost of goods sold	(17,864)	(15,780)	(17,830)
Consolidation reclassifications	(842)	(1,197)	(1,397)
Corporate incentive agreements	(2,047)	(1,815)	(2,427)
Other	(194)	335	251
Consolidated cost of goods sold	$ 265,675	$ 242,499	$ 269,562
Operating income:			
Operating income for reportable segments	$ 9,518	$ 7,575	$ 10,838
Corporate incentive agreements	2,047	1,815	2,427
Consolidation reclassifications	435	852	131
Gain (loss) on sale of property and equipment	322	840	(12)
Restructuring charge	-	(235)	(269)
Unallocated corporate expenses	(10,650)	(10,258)	(12,066)
Consolidated operating income	$ 1,672	$ 589	$ 1,049
Consolidated assets:			
Identifiable assets for reportable segments	$ 64,158	$ 48,091	$ 54,787
Corporate property and equipment	22,055	19,632	22,235
Current assets not allocated to segments	3,533	10,511	6,703
Intangible and other assets not allocated to segments	2,976	3,221	2,937
Consolidation eliminations	(347)	(313)	(196)
Consolidated assets	$ 92,375	$ 81,142	$ 86,466
Depreciation and amortization:			
Depreciation for reportable segments	$ 3,102	$ 3,483	$ 3,964
Corporate depreciation and amortization	1,840	2,225	2,155
Consolidated depreciation and amortization	$ 4,942	$ 5,708	$ 6,119

Patrick Industries, Inc.
And Subsidiaries

Schedule II
Valuation And Qualifying Accounts And Reserves
December 31, 2004, 2003, and 2002

	Balance At Beginning Of Period	Charged To Operations	Deductions From Reserves	Balance At Close Of Period	
Allowance for doubtful accounts - deducted from trade receivables in the balance sheets:					
2002	$ 175,000	$ 1,762,297	$ 1,637,297	$ 300,000	
2003	$ 300,000	$ (155,149)	$ (105,149)	$ 250,000	*
2004	**$ 250,000**	**$ 439,880**	**$ 439,880**	$ 250,000	

* Negative balances due to recovery of previously written off balances.

	Balance At Beginning Of Period	Charged To Operations	Deductions From Reserves	Balance At Close Of Period
Allowance for restructuring charges - in accrued liabilities in the balance sheets:				
2002	$ 126,000	$ 269,180	$ 395,180	$ -
2003	$ -	$ 235,000	$ 235,000	$ -
2004	**$ -**	**$ -**	**$ -**	$ -
Allowance for inventory write-downs - in accrued liabilities in the balance sheets:				
2002	$ -	$ 2,569,662	$ 2,484,505	$ 85,157
2003	$ 85,157	$ 1,674,989	$ 1,518,716	$ 241,430
2004	**$ 241,430**	**$ 1,571,724**	**$ 1,534,528**	$ 278,626

INDEX TO EXHIBITS

Exhibit Number	Exhibits
3(a)	-Amended Articles of Incorporation of the Company as further amended (filed as Exhibit 3(a) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
3(b)	-By-Laws of the Company (filed as Exhibit 3(b) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
3(c)	- Preferred Share Purchase Rights Agreement (filed April 3, 1996 on Form 8-A and incorporated herein by reference) ....
10(a)	-Second Amendment to February 2, 1994 Credit Agreement, dated as of June 26, 1995 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(b)	-Note Agreement, dated September 1, 1995, between the Company and Nationwide Life Insurance Company (filed as Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(c)	-Commercial Lease and Option to Purchase dated as of October 1, 1995 between Mervin Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(c) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(d)	-First Amendment to Credit Agreement, dated as of October 27, 1994 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(e)	-Loan Agreement dated as of December 1, 1994 between the State of Oregon Economic Development Commission, along with the Pledge and Security Agreement relating thereto (filed as Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(f)	-Credit Agreement dated as of February 2, 1994 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference) ....

Exhibit Number	Exhibits
10(g)	-Loan Agreement dated as of November 1, 1991 between the Company and the Indiana Development Finance Authority, along with the Pledge and Security Agreement relating thereto (filed as Exhibit 10(c) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) .....
*10(h)	-Patrick Industries, Inc. 1987 Stock Option Program, as amended (filed as Exhibit 10(e) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(h)(1)**	-Amendment to extend Patrick Industries, Inc. 1987 Stock Option Program to May 14, 2014 ....
*10(i)	-Patrick Industries, Inc. 401(k) Employee Savings Plan (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference) ....
*10(j)	-Form of Employment Agreements with Executive Officers (filed as Exhibit 10(e) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) .....
*10(k)	-Form of Deferred Compensation Agreements with Executive Officers (filed as Exhibit 10(f) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
10(l)	-Commercial Lease and dated as of October 1, 1994 between Mervin D. Lung, as lessor, and the Company, as lessee (filed as Exhibit 10(k) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(m)	-Commercial Lease dated September 1, 1994 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(l) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(n)	-Commercial Lease dated November 1, 1994 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(m) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(o)	-Commercial Lease dated October 1, 1999 between Mervin D. Lung, as lessor, and the Company, as lessee (filed as Exhibit 10(o) to the Company's Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference) ....

Exhibit Number	Exhibits
10(p)	-Commercial Lease dated September 1, 2000 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(p) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) ....
10(q)	-Commercial Lease dated November 1, 2000 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(q) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) ....
10(r)	-Credit Agreement dated as of January 28, 2000 among the Company, Bank One, Indiana, N.A. (filed as Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) ....
10(s)	-Commercial Lease dated August 1, 2001 between Mervin D. Lung Building Company, Inc., as lessor, and the company, as lessee (filed as Exhibit 10(s) to the Company's Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference) ....
10(t)	-Commercial Lease dated October 1, 2002 between M. D. Lung, Inc., as lessor, and the company, as lessee (filed as Exhibit 10(t) to the Company's Form 10-K for the fiscal year ended December 31, 2002 and incorporated herein by reference) ....
10(u)**	-Commercial Lease and Real Estate Purchase Agreement dated October 1, 2004 between Mervin D. Lung, as lessor, and the company, as lessee (filed as Exhibit 10(u) to the company's Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference) ....
10(v)**	-Commercial Lease dated December 1, 2004 between Teachers Insurance and Annuity Association of America (TIAA) as lessor, and the company, as lessee (filed as Exhibit 10(v) to the company's Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference) ....
10(w)**	-Amendment to Credit Facility and Loan Participation Agreement, dated March 3, 2004 among the Company, JPMorgan Chase Bank, N.A. formerly known as Bank One, N.A. and National City Bank of Indiana, and new Term Note Agreement dated March 3, 2004 among the Company, JPMorgan Chase Bank, N.A. (filed as Exhibit 10(w) to the company's Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference) ....
10(x)**	- Patrick Industries, Inc. form of Stock Option ....
10(y)**	-Patrick Industries, Inc. form of Directors' Annual Restricted Stock Grant ....

Exhibit Number	Exhibits
12**	-Computation of Operating Ratios ....
23**	-Consent of McGladrey & Pullen, LLP ....
31.1**	-Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer ....
31.2**	-Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer ....
32.1**	-Certification pursuant to 18 U.S.C. Section 1350 ....

*Management contract or compensatory plan or arrangement
**Filed herewith

Exhibit 31.1

CERTIFICATIONS

I, Paul E. Hassler, certify that:

1. I have reviewed this annual report on Form 10K of Patrick Industries, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's Chief Financial Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and
   b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of the 10K) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's Chief Financial Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date March 18, 2005

/S/ Paul E. Hassler
Paul E. Hassler
(President)
(Chief Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Andy L. Nemeth, certify that:

1. I have reviewed this annual report on Form 10K of Patrick Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

4. The Company's Chief Executive Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and
    b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's Chief Executive Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date March 18, 2005

/S/Andy L. Nemeth
Andy L. Nemeth
(Executive Vice President - Finance)
(Chief Financial Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Patrick Industries, Inc. (the "Company") on Form 10K for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that, based on their knowledge: 1) the Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and 2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/S/Paul E. Hassler
Paul E. Hassler, Chief Executive Officer

/S/Andy L. Nemeth
Andy L. Nemeth, Chief Financial Officer

March 18, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Patrick Industries, Inc. and will be retained by Patrick Industries, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10K and shall not be considered filed as part of the Form 10K.

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MANUFACTURING PRODUCTS


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1-5. With nine convenient locations, our heavy duty lamination operations specialize in laminating various overlays to a wide variety of substrates as well as cut to size, edge banding and CNC routing capabilities.

6. Our Sun Adhesives division manufactures water based adhesives, paints, coatings, and vapor barrier products for a number of customers.

7-8. Patrick Door supplies cabinet doors and other cabinet components using both solid woods and prelaminated products.

9. Patrick Metals manufactures a variety of aluminum extrusions for several different industries, many of which are distributed by our own Patrick divisions.

10. Our Nickell division manufactures shelving and drawer sides utilizing both direct print and base coat print, along with complete machining services.

11-12. Our exclusive brand of Lamitech High Pressure Laminates gives us additional products to market to our growing industrial sector as well as being an excellent fit with our Manufactured Housing and Recreational Vehicle customers.


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1. The Centura solid surface product is suited for countertops, tubs, shower pans, walls, and other applications. Its durability, and ease of maintenance and repair make it adaptable to all types of surface applications.

2-3. Lighting kits with built in vents are a much welcome option at the retail level.

4. Interior passage doors are available in a variety of finishes and designs to coordinate with our customers decor.

5. Demand for finished drywall homes has allowed us to broaden our extensive line of drywall and drywall finishing products.

6. Ceramic tile continues to be a popular choice with our customers.

7. Mirrors and decorative glass continue to grow in popularity and are finding uses in everything from china doors to sliding glass closet doors.

8. Early in 2005 we will be introducing a full line of flooring including wood, vinyl tiles, luxury vinyl tiles, ceramic tiles, and composite flooring which is in high demand in the residential building market.

9. Complimenting our Sun Adhesives products, we offer a variety of private label environmentally safe sealants and caulks.

10. One of our popular products is a waterproof, rodent resistant covering for the bottoms of manufactured homes and recreational vehicles.


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C-557 DRYWALL
SUB-FLOOR
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DISTRIBUTION & MANUFACTURING LOCATIONS



PATRICK DISTRIBUTION CENTERS

Decatur, Alabama
Fontana, California (2)
Woodland, California
Valdosta, Georgia
Elkhart, Indiana
Halstead, Kansas
New Ulm, Minnesota
New London, North Carolina
Woodburn, Oregon
Mt. Joy, Pennsylvania
Waco, Texas

PATRICK MANUFACTURING CENTERS

Decatur, Alabama (2)
Phoenix, Arizona
Fontana, California (2)
Ocala, Florida
Elkhart, Indiana (2)
Mishawaka, Indiana
Boulder City, Nevada
New London, North Carolina
Woodburn, Oregon (2)
Mt. Joy, Pennsylvania
Waco, Texas



CORPORATE OFFICE • 107 W. FRANKLIN STREET, P.O. BOX 638, • ELKHART, IN 46515
PHONE (574) 294-7511 • FAX (574) 522-5213 • HTTP://WWW.PATRICKIND.COM